SECURITIES AND EXCHANGE COMMISSION
                            450 Fifth Street
                         Washington, D.C.  20549

In the Matter of                        AMENDMENT TO
Cinergy Corp., et al.                   CERTIFICATE
File No.  70-9011                            OF
                                        NOTIFICATION


Public Utility Holding Company
Act of 1935, as amended ("Act")

     On May 28, 1998, pursuant to rule 24 under the Act and the Commission's order dated March 23, 1998 in the above docket (HCAR No. 26848) ("100% Order"), Cinergy Corp., a registered holding company ("Cinergy"), filed a certificate of notification reporting certain information. One item of information was incorrectly reported, and Cinergy now amends the certificate as originally filed to correct that mistake. (Any capitalized term used herein but not defined herein has the meaning prescribed to it in the 100% Order.)

     Specifically, the certificate stated in item 3 thereof that at March 31, 1998 Cinergy's consolidated debt/1/ "comprised approximately 42.4% of total capitalization and consolidated common equity comprised approximately 57.6% of total capitalization." Those figures were inadvertently transposed. The item should have stated that at March 31, 1998 Cinergy's consolidated debt (as so defined) "comprised approximately 57.6% of total capitalization and consolidated common equity comprised approximately 42.4% of total capitalization."

     Cinergy makes no other changes to the certificate as originally filed.

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                            S I G N A T U R E
     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       July 15, 1998

                                       CINERGY CORP.

                                  By: /s/ David L. Wozny
                                       Assistant Comptroller

                                ENDNOTES

/1/ Defined as all cumulative preferred stock, long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of Exempt Entities to the extent normally consolidated under applicable financial reporting rules.